SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                            INFORMEDIX HOLDINGS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    44553R109
                                 (CUSIP Number)

                              Elliot Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                December 19, 2003
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP NO. 44553R109             SCHEDULE 13D
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1     NAME OF REPORTING PERSON --
      I.R.S. IDENTIFICATION NO. OF PERSON

      Irving G. Snyder Jr. ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF (SEE ITEM 3)
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
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                  7     SOLE VOTING POWER

                        2,933,810
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,933,810
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,933,810
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)                                      |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15.9%
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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of InforMedix Holdings, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Georgetowne Park, 5880 Hubbard Drive, Rockville, Maryland 20852.

Item 2. Identity and Background.

      (a)   This Statement is being filed by Irving G. Snyder.

      (b) The business address of Mr. Snyder is P.O. Box 367, Stevenson, Washington, 98648.

      (c) Mr. Snyder's present principal occupation is real estate investment and he is currently self-employed.

    (d)-(e) Mr. Snyder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f)   Mr. Snyder is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

      The source of the funds for the 1,013,520 shares of Common Stock and Warrants to purchase 1,920,280 shares of Common Stock was personal funds of Mr. Snyder. On April 9, 2003, InforMedix, Inc., a subsidiary of the Issuer, entered into a Security and Loan Agreement with Mr. Snyder pursuant to which it issued a secured convertible promissory note (the "Note") in the amount of $750,000. The Note bore interest at the rate of 12% per annum. The loan was collaterized by a first lien on InforMedix's patents. Warrants to purchase an aggregate of 800,000 shares of Common Stock of the Issuer were issued to three persons exercisable at $3.00 per share for a five-year period. InforMedix and Mr. Snyder restructured the loan in October 2003, to extend the loan from October 7, 2003, until the earlier of (i) December 7, 2003, or (ii) the closing of at least $2 million from the Issuer's Private Placement pursuant to its Private Placement Memorandum dated October 20, 2003 (the "Offering") or another capital stock financing (the "Closing"). In consideration of the above loan restructuring, the 800,000 outstanding warrants exercisable at $3.00 per share were replaced by warrants to purchase 250,000 shares of Common Stock exercisable at $1.50 per share. Upon the Closing of the Offering, the Lender was repaid $375,000 plus all accrued and unpaid interest and the remaining $375,000 was converted into $375,000 of Units as part of the Offering. Each Unit consisted of 135,136 shares of common stock determined by dividing the purchase price per Unit of $50,000 by $.37, the average closing bid price of the Common Stock for the five (5) consecutive trading days immediately preceding and including the second trading day immediately prior to the initial closing date of the Offering. For each Share of Common Stock issued, the Company also issued one A Warrant and one B Warrant to purchase one-half share of Common Stock of the Issuer. When the loan was repaid, the loan agreement and related security interest was terminated. Mr. Snyder also received warrants to purchase 150,000 shares of Common Stock at $.60 per share in consideration of a November 2003 bridge loan in the aggregate amount of $120,000.

Item 4. Purpose of Transaction.

      The 1,013,520 shares of Common Stock and Warrants to purchase 250,000 and 150,000 shares of Common Stock, Class A Warrants to purchase 1,013,520 shares of Common Stock and Class B Warrants to purchase 506,760 shares of Common Stock were purchased for investment purposes.


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

      Except as otherwise described herein, Mr. Snyder does not have any other plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

Item 5. Interest in Securities of the Issuer.

      (a) At the date of this Statement, Mr. Snyder beneficially owns 1,013,520 shares of Common Stock and Warrants to purchase 1,920,280 shares of Common Stock, or approximately 15.9 % of the Common Stock of the Issuer. This is based on 16,585,780 shares issued and outstanding as of February 11, 2004 when the Issuer filed its Registration Statement on Form SB-2 and up to 1,920,280 shares issuable upon exercise of warrant shares.

      (b) Mr. Snyder has sole disposition and voting power with respect to shares of Common Stock and Warrants described in (a) above.

      (c) None

      (d) Not Applicable.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None other than the Security and Loan Agreement referred to in Item 3.

Item 7. Material to be Filed as Exhibits.

10.1 Security and Loan Agreement (without exhibits) between InforMedix Acquisition Corp., InforMedix, Inc. and Irving G. Snyder, Jr., and Secured Convertible Promissory Note in the principal amount of $750,000 and Warrant to Purchase Shares issued to Irving Snyder, each dated as of April 9, 2003.*

10.2 Letter Agreement between InforMedix Acquisition Corp., InforMedix, Inc. and Irving Snyder dated October 16, 2003.*

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*  Incorporated  by  reference  to  Exhibits  to the  Registrant's  Registration
Statement on Form SB-2 (File No. 333-112726), filed on February 11, 2004.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2004


                                        /s/ Irving G. Snyder
                                        ----------------------------------------
                                        Irving G. Snyder, Jr.


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